Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, TX 78701

July 14, 2010

Via EDGAR

Jay Mumford, Senior Attorney

Joseph McCann, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, DC  20549-3030

Re:	Silicon Laboratories Inc.
Form 10-K for the Year Ended January 2, 2010
Filed February 10, 2010
SEC File No. 000-29823

Dear Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated June 30, 2010.  For your convenience, we have restated your comments in full in italics and have included our response below your comments.

Executive Compensation, page 51

1.                                      We note your disclosure at the top of page 7 of your definitive proxy statement which you have incorporated by reference to the Form 10-K.  Although you disclose that your leadership structure is the “most efficient and effective leadership model”, you have not disclosed why your leadership structure is appropriate given your specific characteristics or circumstances as required by Item 407(h) of Regulation S-K.  Accordingly, please explain to us why your leadership structure is the most efficient and effective leadership model given your specific characteristics or circumstances and confirm that you will provide this disclosure in future filings, as applicable.

Our Board of Directors believes that our leadership structure is the most efficient and effective leadership structure for the Company as it encourages free and open dialogue regarding competing views and provides for strong checks and balances.  Specifically, the balance of powers among our Chief Executive Officer, Chairman of the Board and Lead Director facilitates the active participation of our independent directors and enables our Board of Directors to provide effective oversight of management.  We confirm that we will provide disclosure in response to this comment in our applicable future filings.

2.                                      Please tell us and in future filings, as applicable, please explain why the leadership structure you have chosen is the “most efficient and effective leadership model” given specific characteristics or circumstances.  Please refer to Item 407(h) of Regulation S-K.

Please see our response to comment 1 above.

3.                                      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The adopting release for Item 402(s) specifically states that the “final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”

4.                                      It does not appear you have provided disclosure in response to Item 407(c)(2)(vi) of Regulation S-K concerning board diversity.  In your response, please provide us with this required disclosure and confirm that you will include this disclosure in future filings.

As indicated on page 8 of our definitive proxy statement, the Company’s Corporate Governance Policy provides that the backgrounds and qualifications of the directors, considered as a group, should provide a diverse mix of experience, knowledge and skills.  The Company does not have any other formal policy with respect to the diversity of our directors.  We confirm that we will provide this disclosure in applicable future filings.

5.                                      We note from your disclosure under “Elements of Compensation” that you have incorporated by reference from page 20 of your proxy statement that you target base salaries, cash incentives and equity incentives for your named executive officers at the median, 75th percentile and 75th percentile, respectively, of your peer companies.  Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where payments under each element of compensation actually fell relative to the target.  If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

In any applicable future filings, we will discuss how each element of compensation we provide to the named executive officers relates to the data we have analyzed from our peer companies and material deviations.

6.                                      We note from your discussion under “Cash Incentives” and “Equity Incentives” on pages 20 and 21, respectively of the proxy statement that you omit targets to be achieved in order for your named executive officers to earn their incentive awards such as “revenue” and “gross margins” that become publicly available in your financial statements.  Please tell us why you have not disclosed these target metrics on an historical basis and confirm that you will disclose all such metrics, including but not limited to revenues and gross margins, in future filings.

Our position regarding this topic remains consistent with our position described in our letter to the Securities and Exchange Commission dated January 25, 2008.

We believe disclosure of a past fiscal year’s targets could result in competitive harm because such targets could be predictive of our strategic plans in future years.  There can be significant overlap in the targets from year to year.  Furthermore, because targets are set by quarter, the overlap between the fourth quarter of one year and the first quarter of the next year could be particularly significant.

As an example of competitive harm, introduction of a new product that would substantially increase the Company’s revenue, adjusted operating income and gross margin could be planned for the fourth quarter of a given year (and targets could be established on the basis of that plan) and the release of the product could be delayed into the following year.  The disclosure of the prior year’s fourth quarter revenue, adjusted operating income and gross margin targets (when compared against the targets for the third quarter of the year) could reveal the planned introduction of a new product.  Such disclosure could occur before the Company is ready for the actual product announcement.  Savvy competitors could use the early warning to bolster their relationships with our planned target customers (through reduced pricing or otherwise) or to accelerate their development of a competitive offering.

As another example of competitive harm, we could plan a significant divestiture for the third quarter of a given year and set fourth quarter performance targets that reflect the completion of such divestiture.  If the planned divestiture was deferred into the following year and kept confidential, a competitor could point to the significant variance between the third and fourth quarter targets to corroborate analyst speculation about our proposed divestiture.  As an example of such a divestiture, we completed the sale of our AERO product lines in the first quarter of fiscal 2007 and such divestiture reduced quarterly revenue by a third and improved our gross margin substantially.  A competitor, armed with this otherwise confidential information, could point to the planned divestiture to create concerns among our current and prospective customers about their ability to rely upon us to continue to supply their needs.

7.                                      We note your disclosure on page 21 of the proxy statement that the Compensation Committee awarded “additional special bonuses” to the named executive officers in light of “strong 2009 performance”.  Please discuss why the company’s 2009 performance warranted special bonus payments and how the bonus amounts were determined for each executive.  Please be sure to explain why bonus amounts varied among the named executive officers.  Please tell us whether the CEO advised the Compensation Committee as to whether special bonuses were warranted and advised as to the bonus amounts appropriate for each named executive officer.  Also, please confirm that in future filings, as applicable, you will provide enhanced disclosure about special bonus payments so that investors can clearly understand the process undertaken and the reasons for material bonus payments.

In an effort to minimize dilution under the Company’s equity incentive plans, the additional special bonuses were paid in lieu of a portion of the equity incentives that were otherwise expected to be granted during early 2010.  Such equity incentives were to be granted in light of both (a) the Company’s revenue growth during 2009 relative to peers and (b) the metrics designated for determining each individual’s compensation (including 2009 revenue, operating income, gross margin and achievement of MBOs).  The amounts of the special bonuses were proportional to the amounts of equity incentives that were otherwise to be granted to the named executive officers.  The CEO concurred that it made sense to minimize equity dilution through the payment of the cash bonuses, but the magnitude of the special bonuses and the metrics for determining the equity grants were determined by the Compensation Committee.  We confirm that we will provide additional disclosure about special bonus payments made to named executive officers in applicable future filings.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at (512) 464-9295.

Very truly yours,

/s/ Nestor F. Ho

Nestor F. Ho

General Counsel

cc:           Philip Russell, DLA Piper LLP (US)